UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc- Share Buy-back Programme
LONDON, December 22, 2011/PRNewswire-FirstCall/ --
Royal Dutch Shell plc (the 'Company') (NYSE: RDS.A) (NYSE: RDS.B) announces that it has entered into an irrevocable, non-discretionary arrangement with an independent third party to enable the purchase of 'B' ordinary shares during the
2011 fourth quarter results close period. Such shares will be cancelled. The close period commences on 1 January 2012 and is up to and including 2 February
2012.
As previously announced, the purpose of the share buy-back programme is to offset dilution created by the issuance of shares for the Company's Scrip
Dividend Programme. At this time, it is less economic for the Company to purchase 'A' ordinary shares under the share buy-back programme due to Dutch dividend withholding Tax rules.
Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares and Chapter
12 of the Listing Rules.

    Enquiries
    Shell Media Relations
    International, UK, European Press: +31-70-377-3600

    Shell Investor Relations
    Europe: +31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc
-------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 December 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary